EXHIBIT 99.1

Golar LNG Partners L.P. - Exchange of Incentive Distribution Rights

HAMILTON, Bermuda, Oct. 14, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that it has entered into an agreement with Golar LNG Limited ("Golar") and Golar GP LLC (the "GP") to exchange all of the existing incentive distribution rights ("Old IDRs") for (i) the issuance of a new class of incentive distribution rights ("New IDRs") and an aggregate of 2,994,364 common units and an aggregate of 61,109 general partner units on the closing date of the exchange (the "Closing") and (ii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units (collectively, the "Earn-Out Units") that may be issued subject to certain conditions described below  (collectively, the "Transaction").  The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the Transaction.  If the Partnership issues the Earn-Out Units, the Partnership will have issued an aggregate of 3,742,956 common units and 76,387 general partner units in connection with the Transaction.

The Partnership will issue 50% of the Earn-Out Units if the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Partnership's agreement of limited partnership, as amended and restated in connection with the Transaction (the "Partnership Agreement"), on each of the outstanding common units of the Partnership (the "Common Units") equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017.  The Partnership will issue the remaining 50% of the Earn-Out Units if the Partnership has issued the first 50% of the Earn-Out Units and the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The terms of the New IDRs are effective with respect to the distribution for the quarter ended December 31, 2016, payable in February 2017.  The New IDRs provide for distribution "splits" between the IDR holders and the holders of Common Units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels, as set forth in the table below. In addition, in connection with the Transaction, the minimum quarterly distribution will be $0.5775 per common unit (or $2.31 per unit on an annualized basis).

The Transaction was approved by the Board of Directors of the Partnership (the "Board") upon the recommendation of the Conflicts Committee of the Board comprised of the independent directors, who retained an independent financial advisor.

The following table compares the target distribution levels and distribution splits between the general partner and the holders of Common Units under the Old IDRs and under the New IDRs:

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions			Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner	IDR Holders		Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7291
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7291 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

The Partnership believes that the Transaction will reduce the Partnership's cost of equity and better positions it to pursue strategic acquisitions and grow distribution capacity. The Partnership expects to enter into preliminary discussions with Golar regarding the potential acquisition of an interest in the FLNG unit, the Golar Hilli, which is on schedule to commence its 8 year contract with Perenco Cameroon by September 30, 2017. In the event the Partnership acquires an interest in the Golar Hilli, it is expected to add significantly to the Partnership's revenue backlog and reduce the exposure to the existing time charters that run off at the end of 2017.

There can be no assurance that the Partnership will acquire an interest in the Golar Hilli. Any such acquisition would be dependent on the attractiveness of the overall financing package, including the pricing of any equity financing, and the approval of the boards of directors of the Partnership and Golar.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  whether or not the Transaction described in this press release will have the anticipated benefits on the Partnership;
  the Partnership's ability to acquire an interest in the Golar Hilli from Golar and to realize the anticipated benefits of any such acquisition;
  changes in the Partnership's distributions to unitholders;
  the Partnership's ability to implement its growth strategies and other plans and objectives for future operations;
  the Partnership's future revenues, expenses, financial condition and results of operations;
  the ability of the Partnership to refinance debt and the Partnership's ability to incur additional debt and the terms thereof;
  the Partnership's ability to make additional borrowings and to access debt and equity markets;
  charter commencement and termination dates and extensions of charters; and
  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda
October 14, 2016

Investor relations enquiries:
Golar Management Limited
Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.